THE GLENMEDE FUND, INC.
Registration No. 811-5577
FORM N-SAR
Annual Period Ended October 31, 2013

Sub-Item 77Q1: Exhibits.

(a)	The text of the amendment to the Registrant’s By-Laws adopted on June 5, 2013 is as follows:

RESOLVED, that Article II, Section 8 of the Glenmede Fund’s By-Laws be, and the same hereby is, amended and restated in its entirety as follows:

ARTICLE II

Meetings of Stockholders

Section 8.  Voting-Proxies.  A Stockholder may cast the votes entitled to be cast by the holder of the shares of stock owned of record by the Stockholder in person or by proxy executed by the Stockholder or by the Stockholder’s duly authorized agent in any manner permitted by law.  Such proxy or evidence of authorization of such proxy shall be filed with the Secretary of the Corporation or person acting as the Secretary of the Corporation before or at the meeting.   No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

PHTRANS/ 315854. 13